EXHIBIT 99.2

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - class action

Further to the Company’s immediate report of April 19, 2017 regarding a class action certification motion in connection with the Company’s B144 service on grounds that subscribers were sent unlawful charges for the service, immediate supplementary notification is provided that on May 7, 2017, the Company received an additional claim together with a class action certification motion (which had been filed with the Tel Aviv District Court) on grounds similar to those of the aforementioned claim, in which it was asserted that the Company sent unlawful charges for its B144 service. According to the motion, the amount of the class action cannot be estimated.

The Company is studying the motion and it is unable to evaluate its likelihood of success at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.